                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   __________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            News Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)



-----------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.  652484601

------- ------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jerry Finkelstein
------- ------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [X]
                                                                                                       (b) [ ]
------- ------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]
------- ------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------- ------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

         NUMBER OF                    587,388(1)
          SHARES        ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY     8      SHARED VOTING POWER
         OWNED BY
           EACH                       76,612(2)
         REPORTING      ------ -------------------------------------------------------------------------------------------------
          PERSON        9      SOLE DISPOSITIVE POWER
           WITH
                                      587,388(1)
                        ------ -------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                      76,612(2)
--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   664,000 (1), (2) and (3)
--------- ----------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [X](3)

--------- ----------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.04%
--------- ----------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------------------------------------------------------

(1) Includes 399,999 shares that may be acquired upon the exercise of presently exercisable options.

(2) Includes 66,667 shares owned by Jerry Finkelstein's spouse and 9,945 shares owned by The Finkelstein Foundation, Inc.

(3) Excludes all shares owned by other parties (other than Shirley Finkelstein and The Finkelstein Foundation, Inc.) to the Stockholders' Agreement described in Item 6, of which Jerry Finkelstein disclaims beneficial ownership.

------- ------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Shirley Finkelstein
------- ------------------------------------------------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [X]
                                                                                                       (b) [ ]
------- ------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]
------- ------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------- ------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

         NUMBER OF                   0
          SHARES       ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY     8      SHARED VOTING POWER
         OWNED BY
           EACH                      66,667(1)
         REPORTING     ------ -------------------------------------------------------------------------------------------------
          PERSON        9      SOLE DISPOSITIVE POWER
           WITH
                                     0
                       ------ -------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                     66,667(1)
--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   66,667(2)
--------- ----------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [X](2)


--------- ----------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.62%
--------- ----------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------------------------------------------------------

(1) Voting power is shared with Jerry Finkelstein, Shirley Finkelstein's husband.

(2) Excludes 187,389 shares owned by Jerry Finkelstein, 399,999 shares that may be acquired upon the exercise of currently exercisable stock options owned by Jerry Finkelstein and all shares owned by other parties to the Stockholders' Agreement described in Item 6, of which Shirley Finkesltein disclaims beneficial ownership.

------- ------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Finkelstein Foundation, Inc.
------- ------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [X]
                                                                                                       (b) [ ]
------- ------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]
------- ------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------- ------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

      NUMBER OF                      0
       SHARES          ------ -------------------------------------------------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY
        EACH                         9,945(1)
      REPORTING        ------ -------------------------------------------------------------------------------------------------
       PERSON           9      SOLE DISPOSITIVE POWER
        WITH
                                     0
                        ------ -------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                     9,945(1)
--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,945(2)
--------- ----------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [X](2)

--------- ----------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.09%
--------- ----------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------------------------------------------------------

(1) Voting power is shared with Jerry Finkelstein, the sole director and President of The Finkelstein Foundation, Inc.

(2) Excludes 187,389 shares owned by Jerry Finkelstein, 399,999 shares that may be acquired upon the exercise of currently exercisable stock options owned by Jerry Finkelstein and all shares owned by other parties to the Stockholders' Agreement described in Item 6, of which The Finkelstein Foundation, Inc. disclaims beneficial ownership.



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Schedule 13D is hereby amended as follows:

         Item 1.      Security and Issuer.

                  This statement relates to the common stock, $.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communications' principal executive office is 2 Park Avenue, Suite 1405, New York, New York 10016.


         Item 4.      Purpose of Transaction.

                      Under the terms of the Stockholders' Agreement described in Item 6, for as long as James A. Finkelstein ("James Finkelstein") is the President and Chief Executive Officer of the Issuer, Jerry Finkelstein,
Shirley Finkelstein and The Finkelstein Foundation, Inc. (collectively, the "Finkelstein Group") and the other parties thereto have agreed to maintain the size of the Board of Directors at nine (9) members. The Finkelstein Group and the other stockholders have further agreed to vote their shares so as to elect as directors of the Issuer: (i) four persons designated by James Finkelstein, one of whom shall initially be James Finkelstein and one of whom shall initially be Jerry Finkelstein; (ii) one person to be designated by J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair"), Rivkalex Corporation and
Rosalind Davidowitz (collectively, the "Davis Group") who shall initially be Martin Bell; (iii) one person to be designated by Wilbur L. Ross, Jr. ("Ross") who shall initially be Ross; (iv) one person to be designated by Melvyn I. Weiss and the M&B Weiss Family Partnership (together, the "Weiss Group") who shall initially be Gary Weiss; and (v) two persons to be designated by the mutual agreement of Ross, the Weiss Group and the Davis Group. See
Item 6.

                      Further, as more particularly described in Item 6, under the terms of the Letter Agreement, stockholders owning a majority of the Issuer's shares entitled to vote (including the Finkelstein Group) have agreed, subject to board approval, to vote in favor of a transaction in which a newly formed entity controlled by James Finkelstein would acquire all of the outstanding shares of the Issuer for a purchase price of $1.30 per share payable through a combination of cash, equity securities and/or debt securities. James Finkelstein has no obligation to proceed with any such plan to acquire control of the Issuer.

                      Except as set forth above, no member of the Finkelstein Group has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


         Item 5.      Interest in Securities of the Issuer.

                  (a-b) As of June 4, 2001, Jerry Finkelstein, Shirley Finkelstein and The Finkelstein Foundation, Inc. may be deemed to beneficially own 664,000 shares, or 3.04%, of the Issuer's common stock outstanding. Of the shares owned by the Finkelstein Group, (i) Jerry Finkelstein has sole voting and dispositive power over 587,388 shares (including options to purchase 399,999 shares) (ii) Jerry Finkelstein and his spouse, Shirley Finkelstein, share voting and dispositive power over 66,667 shares owned by Shirley Finkelstein and (iii) Jerry Finkelstein and The Finkelstein Foundation, Inc. share voting and dispositive power over 9,945 shares owned by The Finkelstein Foundation, Inc.

                  By virtue of having entered into the Stockholders' Agreement, each of Jerry Finkelstein, Shirley Finkelstein and The Finkelstein Foundation, Inc. may be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a group with the other Stockholders described in
Item 6. However, under the Stockholders' Agreement, the members of the Finkelstein Group have neither voting power nor investment power with respect to the shares held by those other stockholders. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, Jerry Finkelstein, Shirley Finkelstein and The Finkelstein Foundation, Inc. expressly disclaim beneficial ownership of the shares beneficially owned by the other Stockholders and the filing of this Statement on Schedule 13D shall not be construed as an admission that any of the members of the Finkelstein Group is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of the shares beneficially owned by the other Stockholders.


         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                      The Finkelstein Group, James Finkelstein, the Issuer, the Davis Group, Ross, the Weiss Group and the holders of the Issuer's $10 Convertible Preferred Stock entered into a Letter Agreement, dated as of May 8, 2001, pursuant to which, among other things, James Finkelstein was hired to serve as President and Chief Executive Officer of the Issuer. The terms of the Letter Agreement are incorporated herein by reference.

                      Under the terms of the Letter Agreement, the Finkelstein Group, Ross, the Davis Group, the Weiss Group and James Finkelstein have agreed, subject to board approval and the receipt of a fairness opinion, to vote in favor of the following plan (the "Going Private Plan") if proposed before May 15, 2002:

                      1. James Finkelstein or an entity controlled by James Finkelstein would form a new entity ("Newco") and James Finkelstein would contribute all shares of the Issuer's stock owned by him to Newco.

                      2. James Finkelstein would purchase, for an aggregate of $310,000, additional shares of Newco Common Stock which, after giving effect to the transactions described below, would represent 50.1% of the issued and outstanding Newco Common Stock.

                      3. Newco would enter into a merger or other agreement with the Issuer pursuant to which Newco would acquire all of the shares of the Issuer not owned by it for an aggregate consideration of $1.30 per share on the following terms:

                           i. Each of the Finkelstein Group, Ross, the Weiss
                  Group, the Davis Group and the holders of the Issuer's $10 Convertible Preferred Stock would receive for each share of the Issuer's Common Stock owned by them approximately 0.175 shares of Newco Common Stock and approximately $1.125 principal amount of Newco's 5% Subordinated Notes (the "Control Shareholder Consideration").

                           ii. All other stockholders of the Issuer will receive
                  for each of the Issuer's shares owned by them $.35 in cash and $.95 principal amount of Newco's 8% Senior Subordinated Notes due on the fourth anniversary of the consummation of the Going Private Plan (the "General Shareholder Consideration").

                  In connection with the consummation of the transactions contemplated by the Letter Agreement, the following documents were delivered and the following transactions were consummated involving the Finkelstein Group:

                      1. James Finkelstein, the Finkelstein Group, Ross, the Weiss Group and the Davis Group (each member of the Finkelstein Group, the Davis Group, the Weiss Group, Ross and James Finkelstein, individually, a "Stockholder" and collectively the "Stockholders") entered into a Stockholders' Agreement dated as of May 8, 2001 (the "Stockholders' Agreement").

                      Pursuant to the terms of the Stockholders' Agreement, subject to limited exceptions, James Finkelstein has been granted an irrevocable proxy to vote all of the shares held by the Davis Group until such time as James Finkelstein ceases to be employed as the President and Chief Executive Officer of the Issuer. In addition, the Stockholders' Agreement provides that, for so long as James Finkelstein is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to maintain the size of the Issuer's Board of Directors at 9 members and to vote their shares so as to elect as directors of the Issuer as follows: (i) four persons designated by James Finkelstein, one of whom shall initially be James Finkelstein and one of whom shall initially be Jerry Finkelstein; (ii) one person designated by Ross who shall initially be Ross; (iii) one person designated by the Weiss Group who shall initially be Gary Weiss; (iv) one person designated by the Davis Group who shall initially be Martin
         A. Bell; and (v) two persons designated by the mutual agreement of the Davis Group, the Weiss Group and Ross. The terms of the Stockholders' Agreement are incorporated herein by reference.

                      2. Jerry Finkelstein entered into a letter agreement with Blair, Melvyn I. Weiss ("Weiss"), Ross and Hillel Weinberger dated May 23, 2001 (the "Weinberger Letter"). Under the terms of the Weinberger Letter, Jerry Finkelstein, Ross, Blair and Weiss agreed to exchange, on a pro rata basis, 150,000 shares of the Issuer's Common Stock which would be entitled to receive the Control Shareholder Consideration for the 150,000 shares of the Issuer's Common Stock owned by Mr. Weinberger with respect to which Mr. Weinberger would be entitled to receive the General Shareholder Consideration. The terms of the Weinberger Letter are incorporated herein by reference

                  Except as set forth above in this Item 6, no member of the Finkelstein Group has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

                  The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule 13D.

         Item 7.      Material to be Filed as Exhibits.

                  The following are filed herewith as Exhibits:


  Exhibit         Description                                                                     Exhibit No. in
                                                                                                  Referenced
                                                                                                  Document

  1.              Letter Agreement dated as of May 8, 2001 by and between  News                   10.1(1)
                  Communications, Inc. and James Finkelstein.

  2.              Stockholders' Agreement dated as of May 8, 2001 by and among Jerry              10.2(1)
                  Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein,
                  Wilbur L. Ross, Jr.; Melvyn I. Weiss, M&B Weiss Family Partnership, J.
                  Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation,
                  Rosalind Davidowitz, and James Finkelstein.

  3.              Letter Agreement dated May 23, 2001 by and among D.H. Blair Investment          10(2)
                  Banking Corp.,  Wilbur L. Ross, Jr., Melvyn I. Weiss, Jerry  Finkelstein
                  and Hillel Weinberger.

(1) Incorporated by reference from Current Report of the Issuer on Form 8-K relating to events occurring on June 4, 2001 and filed with the SEC on June 14, 2001.

(2) Incorporated by reference from Amendment No. 18 to Schedule 13D of J. Morton Davis, D.H. Blair Investment Banking Corp. and Rosalind Davidowitz relating to events occurring on June 4, 2001 and filed with the SEC on June 14, 2001.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated:  June 20, 2001

                                                  /s/ Jerry Finkelstein
                                          ----------------------------------
                                                  Jerry Finkelstein



                                                  /s/ Shirley Finkelstein
                                          ----------------------------------
                                                  Shirley Finkelstein




                                          THE FINKELSTEIN FOUNDATION, INC.



                                          By: /s/ Jerry Finkelstein
                                             -----------------------------------
                                          Name:  Jerry Finkelstein
                                          Title: